Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

TO BE HELD ON FRIDAY, MAY 9, 2014

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Crescent Point Energy Corp. (the "Corporation") will be held on Friday, May 9, 2014 at 10:00 a.m. (Calgary time) at The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, for the following purposes:

1	to receive and consider the financial statements of the Corporation for the year ended December 31, 2013, together with the auditor's report thereon;

2	to fix the number of directors of the Corporation to be elected at eight (8);

3	to elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed;

4	to approve an amendment to the Corporation's Restricted Share Bonus Plan to increase the number of Common Shares reserved for issuance under the Plan by 8,000,000 to 22,000,000;

5	to approve an amendment to the Corporation's articles of incorporation (the "Articles") to implement a share dividend program;

6	to appoint the auditors for the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration as such;

7	to approve an advisory resolution to accept the Corporation’s approach to executive compensation; and

8	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice. The financial statements of the Corporation for the year ended December 31, 2013, including the auditor's report thereon have been previously mailed to Shareholders and are available on www.SEDAR.com.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Corporation c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on April 4, 2014 will be entitled to vote at the Meeting. No person acquiring Common Shares after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED April 4, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

"Scott Saxberg"
Scott Saxberg
Director, President and Chief Executive Officer